Mail Stop 4561

May 20, 2009

Via Mail and Facsimile to (315) 738-0562

Mr. John W. Sammon, Jr.
Chairman of Board and President
PAR Technology Corporation
8383 Seneca Turnpike
New Hartford, NY 13413-4991

> **Re: PAR Technology Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **Filed May 11, 2009**
> **File No. 001-09720**

Dear Mr. Sammon:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

1.   We note that in the performance graph, included in your annual report to security holders pursuant to Item 201(e) of Regulation S-K, you compare your performance with the performance of a "peer group," but do not appear to have disclosed the identity of the peer issuers, as required by Instruction 5 to Item 201(e) of Regulation S-K. In addition,

the basis on which you have selected your "peer group" is unclear. If you have not selected your "peer group" on an industry or line-of-business basis, you must disclose the basis for its selection. See Item 201(e)(1)(ii)(B) of Regulation S-K. Please advise.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

2.   We note that your statement regarding the effectiveness conclusion of your chief executive and financial officers indicates that your disclosure controls and procedures were "designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms." Please confirm and clarify in future filings whether your disclosure controls and procedures were also designed to ensure that information required to be disclosed by you in the reports filed or submitted under the Exchange Act is accumulated and communicated to your management, including your chief executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. Please note that this comment also applies to your Form 10-Q for the fiscal quarter ended March 31, 2009.

Changes in Internal Controls over Financial Reporting

3.   We note your statement that there were no reportable changes in internal control over financial reporting that occurred "during the period covered by this Annual Report on Form 10-K." Please note that Item 308(c) of Regulation S-K requires that you disclose whether there were any changes in internal control over financial reporting "during the fourth fiscal quarter" in the case of an annual report. Please confirm that you will provide conforming disclosure in future filings.

Item 11. Executive Compensation (Incorporated by Reference From Definitive Proxy Statement Filed April 21, 2009)

Compensation Discussion and Analysis

4.   Please clarify what role, if any, your chief executive officer has in setting his own compensation. In this regard, it is unclear how the chief executive officer's compensation is determined. Please confirm that you will address in future filings how each element of the chief executive officer's total compensation is determined.

Elements of Executive Compensation

Base Salary

5.   Although you indicate that you benchmark base salaries "near the average midpoint for similar positions" identified in the survey on which you relied, you have not identified

the peer companies. Please tell us the basis for omitting the components of the benchmarking group. In this regard, we note your reference broadly describing the companies as "the high technology group within the durable goods industry sector."

6.   We note that base salaries for your named executive officers, except for Dr. Sammon, changed during the periods covered by your summary compensation table. Please explain why the base salary changed for each affected named executive officer during the last fiscal year and discuss the relevant factors that led to that change. Please confirm that you will include a discussion of material changes in compensation in your Compensation Discussion and Analysis in future filings, as applicable. See Item 402(b)(2)(ix) of Regulation S-K.

Incentive Compensation

7.   We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their annual performance bonuses. Items 402(b)(2)(v) and (vi) of Regulation S-K require appropriate disclosure of the specific items of corporate performance that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items. With respect to performance target levels, to the extent you have omitted this disclosure under Instruction 4 to Item 402(b) of Regulation S-K, provide us with a detailed supplemental analysis supporting your conclusion and provide appropriate corresponding disclosure pursuant to Instruction 4. In disclosing the level of difficulty or ease associated with achievement of the undisclosed performance levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. In this regard, consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which you set the incentive parameters based upon a probability that you would achieve the performance objectives.

8.   Please provide a more detailed discussion linking achievement of performance targets to the amount of compensation actually awarded to each named executive officer.

Equity Compensation

9.   Please provide a more detailed discussion of your equity incentive plan. For example, explain why options were awarded to Mr. Lynch and Mr. Casciano during the last fiscal year and clarify whether the options awarded were incentive stock options or non-qualified stock options. Explain how the Compensation Committee determined the amounts awarded.

<u>Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters (Incorporated by Reference From Definitive Proxy Statement Filed April 21, 2009)</u>

<u>Security Ownership of Certain Beneficial Owners and Management</u>

10.   It appears that you have not provided the tabular disclosure required by Item 201(d) of Regulation S-K. Please advise. See Question 106.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations of Regulation S-K.

<u>Signatures</u>

11.   We note that you did not identify the person signing the annual report on Form 10-K in the capacity of controller or principal accounting officer. See paragraph 2(a) of General Instruction D to Form 10-K. Note that any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report. See paragraph 2(b) of General Instruction D to Form 10-K. Please advise.

<u>List of Exhibits</u>

12.   It appears that you have not filed your lease with John Springer-Miller as an exhibit. Please file the lease as an exhibit to the Form 10-K pursuant to Item 601(b)(10)(ii)(A) or (D) of Regulation S-K, or provide us with your analysis as to how you determined not to file the lease as an exhibit.

13.   You have indicated that 32% of your revenues were derived from government contracts for the fiscal year ended December 31, 2008. Please provide us with your analysis as to how you determined not to file the contracts as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

<u>Exhibits 31.1 and 31.2</u>

14.   The certifications may not be changed in any respect from the language of Item 601(b)(31) of Regulation S-K, even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. We note that you have made the following changes:

- Replaced the word "report" with "annual report" in paragraphs 2 and 3;
- Modified the language of paragraph 4(d); and
- Deleted the language "(or persons performing the equivalent functions)" in the introductory language in paragraph 5.

Please confirm that you will conform your disclosures in future filings to the exact language of provided in Item 601(b)(31) of Regulation S-K. Please note that this comment also applies to your Form 10-Q for the fiscal quarter ended March 31, 2009.

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Evan S. Jacobson at (202) 551-3428 with any questions or, in his absence, please contact me at (202) 551-3457. If you thereafter require further assistance you may contact Mark P. Shuman, Branch Chief – Legal, at (202) 551-3462.

Sincerely,

Maryse Mills-Apenteng
Staff Attorney